Exhibit 99.1

China Gerui Advanced Materials Group Limited Receives Nasdaq Notification of Non-Compliance with Minimum Bid Price Rule

ZHENGZHOU, China, March 10, 2015 /PRNewswire-FirstCall/ -- China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high- precision, cold-rolled steel producer in China, today announced that on March 4, 2015, it received a written notice (the “Notice”) from the Listing Qualifications department of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company is not in compliance with the minimum bid price requirement of $1.00 per share set forth in Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Global Select Market.

The Nasdaq Listing Rules require listed securities to maintain a minimum bid price of $1.00 per share and, based upon the closing bid price for the 30 consecutive business days ended March 3, 2015, the Company did not meet this requirement.  China Gerui has been provided a 180 day period, or until August 31, 2015, to regain compliance.  During this period, the closing bid price of China Gerui’s ordinary share must be at least $1.00 for a minimum of ten consecutive business days to regain compliance.

In addition, following the initial 180 day period, China Gerui may be eligible for an additional 180 day period to regain compliance, subject to China Gerui, at that time, transferring its securities to The Nasdaq Capital Market and satisfying certain other requirements.

At present, China Gerui will strategically review its business outlook and determine whether and how it can regain compliance during the initial 180 day compliance period and will actively monitor its performance with respect to the listing standards.  The Notice has no immediate effect at this time on the listing of the Company’s ordinary shares and will continue to trade on the Nasdaq Global Select Market under the ticker symbol “CHOP.”

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2013 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Company Contact:	Investor Relations Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: www.geruigroup.com	Managing Director	Account Director
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409
	Email: vivian.chen@grayling.com	Email: kevin.theiss@grayling.com